Compass Digital Acquisition Corp.
3626 N Hall St, Suite 910
Dallas, Texas 75219

October 7, 2021

Division of Corporation Finance

Office of Financial Services

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Compass Digital Acquisition Corp. Amendment No. 1 to the Registration Statement on Form S-1 Filed September 24, 2021 File No. 333-259502

Ladies and Gentlemen:

Set forth below are the responses of Compass Digital Acquisition Corp. (the “Company”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter, dated October 5, 2021, with respect to Amendment No. 1 to the Registration Statement on Form S-1 filed with the Commission on September 24, 2021, File No. 333-259502 (such Registration Statement, the “Registration Statement”). Concurrently with the submission of this letter, the Company is filing a revised Registration Statement (the “Revised Registration Statement”). We are separately furnishing to the Staff a courtesy copy of the Revised Registration Statement marked to show the changes made to the Registration Statement.

For your convenience, our response is prefaced by the exact text of the Staff’s comment in bold, italicized text. All references to page numbers and captions correspond to the Revised Registration Statement, unless otherwise specified. Capitalized terms used but not defined herein shall have the meanings given to them in the Revised Registration Statement.

Summary

The Offering

Expression of Interest, page 23

1.	We note that 10 of your “sponsor members” have each indicated an expression of interest to purchase up to 9.9% of the Class A units offered in your initial public offering. Further, your sponsor members, in aggregate, may purchase as much as 99% of the public units offered before any over-allotment purchases. Please identify each of the sponsor members. Further, clarify how the sponsor members’ obligations differ from your management and sponsor, such as whether they will retain redemption rights for their public Class A common stock and have no obligation to vote in favor of a business combination.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page 1 to identify each of the sponsor members. The Company has further revised the disclosure on pages 24 and 130 to clarify how the sponsor members’ obligations differ from those of the management and the sponsor.

Securities and Exchange Commission

October 7, 2021

2.	You reference that your sponsor members will each have an indirect beneficial ownership of 150,000 founders shares and 186,666 private placement warrants upon the close of the IPO. Please clarify whether your sponsor members’ interest in the sponsor are solely limited to these amounts.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page 24 to clarify that two of the sponsor members have small interests in additional founder shares and warrants through the sponsor unrelated to their indications of interest. Such holdings of each sponsor member are their sole interests in the sponsor immediately prior to the consummation of the offering.]

Financial Statements

Notes to Financial Statements

Note 3. Proposed Offering, page F-12

3.	Your disclosure indicates that the sponsor members are not affiliated with you or your sponsor. However, your disclosure on page 130 indicates that they are members in your sponsor. Please reconcile these statements.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page 130 to clarify that the sponsor members are members in, but not affiliates of, the sponsor.

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Please do not hesitate to contact me at (917) 515-0037 should you have any question or need additional information.

Very truly yours,

/s/ Louis Goldberg
Louis Goldberg Davis Polk & Wardwell LLP

Enclosures

cc: Abidali Neemuchwala